

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via E-mail
Thomas D. Cestare
Executive Vice President and
Chief Financial Officer
Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, PA 19106

> **Re: Beneficial Mutual Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 2, 2012**
> **File No. 001-33476**

Dear Mr. Cestare:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Statements of Cash Flows

1. Please tell us, and revise future filings, to present proceeds from sales of investment securities available-for-sale and proceeds from maturities of investment securities available-for-sale gross in the Statement of Cash Flows in accordance with ASC 320-10-45-11.

2. Please tell us, and revise future filings, to present proceeds from sales of investment securities held-to-maturity and proceeds from maturities of investment securities held-to-maturity separately in the Statement of Cash Flows in accordance with ASC 320-10-45-11. If you had material sales of held-to-maturity securities during the periods presented, please tell us how these securities were appropriately classified as held-to-maturity prior to sale under ASC 320-10-25.

3. Please tell us, and revise future filings, to present gains and losses on sales of investment securities gross in operating activities.

Notes to Consolidated Financial Statements

Note 6. Loans, page 44

4. We note your disclosure on page 50 that, "the bank will not consider the loan a TDR if the loan modification was a result of a customer retention program." Please tell us if loan modifications under this program were material in the periods presented and how this accounting policy is consistent with ASC 310-40.

Note 19. Fair Value of Financial Instruments, page 67

5. Please describe how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, please describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Part I – Financial Information
Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements
Note 6. Loans, page 16

6. We note your disclosure that, "Generally, the Bank will only return a TDR to accrual status when the Bank is reasonably assured of repayment, including principal, interest and any amounts charged-off, and the borrower has exhibited sustained performance according to the modified terms of the loan." Please tell us, and revise future filings, to more clearly define the terms for returning a TDR to accrual status, including the length of time that you consider "sustained performance."

Part II – Other Information
Item 1. Legal Proceedings, page 67

7. We note your disclosure concerning the legal proceeding related to loan participations. Please tell us, and revise future filings, to discuss the following:
   - If you own the rights and obligations to these loans;
   - If you currently are accounting for these loans in your loan portfolio;
   - Discuss and quantify the types of loans included in this portfolio in the periods presented;
   - Discuss and quantify if any of these loan participations are included in non-performing loans in the periods presented; and
   - Discuss and quantify if you have any specific reserves in the allowance for loan losses related to these loan participations in the period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant